FDA intends to have

an Advisory Committee meeting

for Multaq® (dronedarone) on March 18,

2009

Paris, France, – November 27, 2008 – Sanofi-aventis announced today that the U.S. Food and Drug Administration (FDA) has informed the company that they intend to discuss the dronedarone application at the Cardio-Renal Advisory Committee on March 18, 2009.

Dronedarone was granted by the FDA a priority review status on July 31, 2008.

About dronedarone (Multaq® )

Dronedarone (Multaq®) is an investigational treatment and the only Anti-Arrhythmic Drug (AAD) to have shown a significant reduction in morbidity and mortality in AF/AFL patients with a favourable safety profile as evidenced by a low incidence of pro-arrhythmia (including torsades de pointes) and extra-cardiac organ toxicity. Dronedarone, discovered and developed by sanofi-aventis, has been studied in a clinical development program including more than 6,200 patients. The landmark ATHENA trial is the only double-blind, anti-arrhythmic, morbidity-mortality study in patients with AF and enrolled a total of 4,628 patients.

Dronedarone is one of the major therapeutic innovations in atrial fibrillation for the last twenty years.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, contributes to improving life by providing a broad offering of medicines, vaccines, and integrated healthcare solutions adapted to local needs and means. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

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